Filed pursuant to Rule 433

December 5, 2022

Relating to

Preliminary Prospectus Supplement dated December 5, 2022

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583

Duke Energy Corporation

$500,000,000 5.000% Senior Notes due 2025
$500,000,000 5.000% Senior Notes due 2027

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	December 5, 2022
Settlement:	December 8, 2022 (T+3)
Expected Ratings (Moody’s/S&P)*:	Baa2 (Stable) / BBB (Stable)
Security Description:	5.000% Senior Notes due 2025 (the “2025 Notes”) 5.000% Senior Notes due 2027 (the “2027 Notes” and together with the 2025 Notes, the “Notes”)
Principal Amount:	2025 Notes: $500,000,000 2027 Notes: $500,000,000
Interest Payment Dates:	Payable semi-annually in arrears on June 8 and December 8 of each year, beginning on June 8, 2023
Maturity Date:	2025 Notes: December 8, 2025 2027 Notes: December 8, 2027
Benchmark Treasury:	2025 Notes: 4.500% due November 15, 2025 2027 Notes: 3.875% due November 30, 2027
Benchmark Treasury Yield:	2025 Notes: 4.132% 2027 Notes: 3.795%
Spread to Benchmark Treasury:	2025 Notes: +88 bps 2027 Notes: +123 bps
Yield to Maturity:	2025 Notes: 5.012% 2027 Notes: 5.025%

Coupon:	2025 Notes: 5.000% 2027 Notes: 5.000%
Price to the Public:	2025 Notes: 99.967% per 2025 Note (plus accrued interest, if any, from December 8, 2022) 2027 Notes: 99.891% per 2027 Note (plus accrued interest, if any, from December 8, 2022)
Redemption Provisions:

The Issuer may redeem the 2025 Notes at its option, in whole or in part, at any time and from time to time, on any date, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2025 Notes plus 15 basis points less (b) interest accrued to the redemption date; and

•                 100% of the principal amount of the 2025 Notes to be redeemed,

plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to November 8, 2027 (the date that is one month prior to the maturity date of the 2027 Notes (the “2027 Par Call Date”)), the Issuer may redeem the 2027 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                 (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on the 2027 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2027 Notes plus 20 basis points less (b) interest accrued to the redemption date; and

•                 100% of the principal amount of the 2027 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2027 Par Call Date, the Issuer may redeem the 2027 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2025 Notes: 26441C BV6 / US26441CBV63 2027 Notes: 26441C BW4 / US26441CBW47
Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Truist Securities, Inc.
Co-Managers:	Cabrera Capital Markets LLC C.L. King & Associates, Inc. Great Pacific Securities

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* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; MUFG Securities Americas Inc. toll-free at 1-877-649-6848; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and Truist Securities, Inc. toll-free at 1-800-685-4786.

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